April 28, 2005

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

LUNDIN MINING CORPORATION (the "Company")

As required by National Instrument 51-102 (Canada) - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor for the Corporation (a copy of which is attached hereto) and, based upon our firm's knowledge of the circumstances, we agree with the information contained in the Notice.

We have been advised that the Corporation intends to include the Notice of Change of Auditor in the Management Proxy Circular to be mailed to shareholders for the Corporation's next annual meeting.

Yours truly,

Chartered Accountants

cc:         Ontario Securities Commission
            Alberta Securities Commission
            Autorite Des Marches Financiers
            Nova Scotia Securities Commission

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